Buenos Aires, May 10h, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for Pampa Energía and De la Bahía Wind Farms.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (the “Company”), to inform that CAMMESA, as entity in charge of the dispatch in the Wholesale Electric Market, granted the commercial commissioning to Pampa Energía Wind Farm and to the first stage of the De la Bahía Wind Farm (the “Wind Farms”) as of 0hs of the date hereof, within the scheduled timeframe set forth in the of priority dispatch.

The Wind Farms were developed under the regulation framework for the Term Market from Renewable Energy Term Market (‘MAT ER’), and will be destined to meet the demand by large electricity consumption users through power purchase agreements (‘PPAs’) between private parties, being all of the Wind Farms’ capacity sold as of the date hereof

The Wind Farms demanded an investment of US$130 million, in line with de Company’s investment plan.

The Wind Farms have a joint installed capacity of 106.4 MW and are located in the south of the Province of Buenos Aires, in Bahia Blanca and Coronel Rosales, respectively. This new installed capacity, in addition to the Mario Cebreiro wind farm, that was commissioned on June 2018, add up as of today 206.4 MW of renewable energy developed by Pampa.

            Sincerely,

_________________________________

Victoria Hitce

Head of Market Relations